Jones Lang LaSalle Incorporated

200 East Randolph Drive

Chicago, Illinois 60601

May 29, 2019

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Josh Lobert

Jones Lang LaSalle Incorporated

Registration Statement on Form S-4

(File No. 333-231099)

Dear Mr. Lobert,

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Jones Lang LaSalle Incorporated, a Maryland corporation (the “Registrant”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) take appropriate action to cause acceleration of effectiveness of the Registrant’s registration statement on Form S-4 (File No. 333-231099), as amended, to 10:00 a.m. Eastern Time on Friday, May 31, 2019 or as soon as practicable thereafter, or at such later time as the Registrant may orally request via telephone call to the staff of the Commission.

The Registrant hereby authorizes each of Brian Fahrney and Scott Williams of Sidley Austin LLP to orally modify or withdraw this request for acceleration.

Please contact Brian Fahrney of Sidley Austin LLP at (312) 853-2066 or bfahrney@sidley.com or Scott Williams at (312) 853-7783 or swilliams@sidley.com when this request for acceleration has been granted and with any questions or concerns regarding this matter.

Sincerely, JONES LANG LASALLE INCORPORATED

By:	/s/ Stephanie Plaines
Stephanie Plaines
Chief Financial Officer

cc:	Brian Fahrney, Scott Williams and Kyle Shires, Sidley Austin LLP
Mark D. Gibson, Chief Executive Officer, HFF, Inc.
James A. Lebovitz and Ian A. Hartman, Dechert LLP